SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For March 30, 2005

                                 CNOOC Limited
               (Translation of registrant's name into English)
               -----------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

               -----------------------------------------------

       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                Form 20-F   X           Form 40-F
                          -------                -------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                  No     X
                    -------              -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement



                                [LOGO OMITTED]
              (Incorporated in Hong Kong with limited liability)
                               (Stock Code: 883)

                       2004 ANNUAL RESULTS ANNOUNCEMENT

Director Report

In 2004, world economy remains auspicious. China, as one of the robust regions, still grew at a rapid rate of 9.5%. The continuous rapid development in the economy resulted in strong demand for energy. Under the combined effect of various factors including increase in demand, hedging activities, market panic and geopolitical instability, international oil prices stayed at a high level during the year.

Adhering to our objective of creating better value for our shareholders, we continued to emphasize production and reserves growth. We have also proactively developed and expanded our natural gas business, and continued to maintain a sound financial position so as to maximize shareholders' value.

Due to high oil prices and increase in production, the Company's results for 2004 were the best in the Company's history. For the year ended 31 December 2004, total revenue of RMB 55,222 million and net profit of RMB 16,186 million were recorded, representing a growth of 34.9% and 40.3%, respectively over the previous year.

During the year, the Company continued its prudent financial policies. Standard and Poor's has upgraded the Company's long-term corporate credit rating from "BBB" to "BBB+" with positive outlook, demonstrating the rating agency's confidence in our financial position.

During the year under review, the Company implemented a stock-split plan to subdivide our shares into five shares each and broadened our investor base. In addition, the Company repurchased and cancelled some of its issued share capital from May to July in 2004. The share repurchases not only evidenced the confidence of the Directors and management in the Company's prospect, but also effectively enhanced the shareholders' value. Taking advantage of the favorable market conditions on our strong stock performance as well as the US dollar interest rate at its historical lowest level, CNOOC Finance (2004) Limited, a wholly-owned subsidiary of the Company issued US$1 billion zero coupon convertible bonds, which further improved the Company's capital structure.

In 2004, the Company continued to focus on oil and natural gas exploration and development, achieving steady growth in oil and gas production and reserves. The oil and natural gas production were 117 million barrels and 133 bcf respectively, which amounts to 140 million barrels of equivalent in total, a year-on-year increase of 7.5%. During the year, six projects commenced production, including Weizhou 12-1N, Qikou 18-2, Bonan fields, Bozhong 25-1/25-1S, Caofeidian 11-1/11-2, and Huizhou 19-3/2. They were executed under strict progress, cost, quality and HSE controls. In addition, many projects were underway. As planned, nine new projects are expected to commence production in 2005, a year with the largest number of projects on stream.

Growth in our reserves remained satisfactory in 2004. 242 million BOE of reserves were added, realizing a reserve replacement ratio of 173%. During the same period, our appraisal work accomplished promising results, in terms of both commercial appraisal success rate and reserve additions. We will continue to expand our efforts offshore China on new exploration initiatives.

We will further pursue our natural gas strategy, and maintain our leading position in supplying coastal China. The Company completed the acquisition of an equity interest in the North West Shelf Gas Project in Australia. We exercised our pre-emptive right to increase interests in the Indonesian Tangguh Project to 16.96%. In 2004, the Chunxiao gas field in East China Sea, the phase 2 of Dongfang 1-1 in Western South China Sea, and Huizhou 21-1 in Eastern South China Sea are under construction. In the coming years, we expect our natural gas production to grow steadily.

In the past year, the economy of China continues to grow in an accelerated manner. Meanwhile, the prices of raw materials such as iron, steel, coal and electricity went up sharply. The surge in costs of upstream oil and gas sector became a problem commonly faced by the players in sector. Nevertheless, the Company maintained effective cost control. We continued to rank in the top quartile among our peers by in term of production costs.

We also gained satisfactory results in health, safety and environmental protection. During 2004, the Company did not have any incident of small scale or above oil spillage nor any incident resulting in economic loss in excess of RMB 1 million. The Company's OSHA statistics was above average among our international peers. Focus on our employee's health, emphasis on safety and environmental protection have always been part of the missions of the Company. We will maintain and constantly improve our performance in these areas.

As a corporate citizen, we insist on our community responsibility. We actively participated in community charity activities. The Company as a whole expressed our sympathies to the tsunami victims in Southeast Asia, and made donations.

Despite the wide coverage and geographical distance in our asset distribution, we were able to sustain development and steady growth by capitalizing on the outstanding professional expertise and diligent work attitude of over 2,500 domestic and foreign staff. I'm impressed by their efforts as well as performance of last year. On behalf of the Board, I would like to express our sincere thanks for the hard work, loyal service and contribution made by our employees.

On the basis of the good performance in 2004, the company was able to pursue our development goals and ensure our healthy and sound development, while delivering promising return to our shareholders. During the year under review, the basic and diluted earnings per share of the Company were RMB 0.39. In accordance with our dividend policies, our Board of Directors has proposed a final dividend of HK$0.03 per share and a special final dividend of HK$ 0.05 per share. Together with the interim dividend of HK$0.03 per share and the special interim dividend of HK$0.05 per share, we distributed a total of HK$0.16 per share to our shareholders during 2004.

In the coming year, we remain positive towards China's economic growth and global oil industry. China has become one of the world major energy consumption countries, importing 120 million tons of crude oil in 2004. This creates a favorable business environment for the Company. We will increase our oil and gas reserves and production, maintain prudent financial policies, and devote great effort in natural gas business. Whilst consolidating on our solid fundamentals, we will adhere to our objective of maximizing shareholders' value, and leverage on opportunities to grow into a new era.

                                                        FU CHENGYU
                                                     Chairman and Chief
                                                     Executive Officer

Hong Kong, 29 March 2005

CONSOLIDATED INCOME STATEMENT (AUDITED)
Year ended 31 December 2004
(All amounts expressed in thousands of Renminbi, except per share data)



                                               Notes          2004               2003

REVENUE

  Oil and gas sales                              5      36,886,019         28,116,831
  Marketing revenues                             6      18,191,353         12,398,661
  Other income                                             144,691            434,781

                                                        55,222,063         40,950,273

EXPENSES

  Operating expenses                                    (5,070,344)        (4,512,809)
  Production taxes                                      (1,725,674)        (1,238,598)
  Exploration expenses                                  (1,316,160)          (848,072)
  Depreciation, depletion and amortisation              (5,455,062)        (4,642,753)
  Dismantlement                                          ( 201,637)          (167,326)
  Crude oil and product purchases                6      (17,963,461       (12,295,238)
  Selling and administrative expenses            8      (1,057,706)        (1,212,523)
  Others                                                   (45,844)          (350,232)

                                                       (32,835,888)       (25,267,551)

PROFIT FROM OPERATING ACTIVITIES                        22,386,175         15,682,722

Interest income                                            206,872            183,576
Interest expense                                 9        (441,825)          (354,940)
Exchange gains/(losses), net                                29,269             (6,746)
Short term investment income                                72,438            123,483
Share of profits of associates                             344,469            220,263
Non-operating income/(expenses), net                       519,206            314,968


PROFIT BEFORE TAX                                7      23,116,604         16,163,326

Tax                                              10     (6,930,826)        (4,627,836)

NET PROFIT                                              16,185,778         11,535,490

DIVIDENDS

  Special interim dividend declared in
  place of 2003 final dividend*                          2,617,526                  -
  Interim                                                1,306,451          1,220,132
  Special interim                                        2,177,418          1,568,741
  Proposed final*                                        1,310,022                  -
  Proposed special final*                                2,183,371                  -

                                                         9,594,788          2,788,873




                                               Notes          2004               2003


EARNINGS PER SHARE

  Basic                                          11        RMB0.39            RMB0.28
  Diluted                                        11        RMB0.39            RMB0.28

DIVIDEND PER SHARE

  Special  interim   dividend   declared  in
  place of 2003
  final dividend*                                          RMB0.06                N/A
  Interim                                                  RMB0.03            RMB0.03
  Special interim                                          RMB0.05            RMB0.04
  Proposed final*                                          RMB0.03                  -
  Proposed special final*                                  RMB0.05                  -


* The proposed final dividend and special final dividend for 2003 were cancelled and replaced by the special interim dividend declared in 2004.


CONSOLIDATED BALANCE SHEET (AUDITED)
31 December 2004
(All amounts expressed in thousands of Renminbi)



                                                               Group
                                               Notes          2004               2003

NON-CURRENT ASSETS

  Property, plant and equipment, net                    57,456,697         43,123,801
  Investments in associates                              1,327,109          1,117,640

                                                        58,783,806         44,241,441

CURRENT ASSETS

  Accounts receivable, net                               4,276,489          4,248,570
  Inventories and supplies                               1,147,294          1,092,926
  Due from related companies                             1,173,374            756,283
  Other current assets                                     556,931            757,355
  Short term investments                                 5,444,113          5,684,333
  Time deposits with  maturities  over three
  months                                                 8,603,000          2,323,000
  Cash and cash equivalents                             14,091,524         14,400,394

                                                        35,292,725         29,262,861

TOTAL ASSETS                                            94,076,531         73,504,302


                                                               Group
                                               Notes          2004               2003


CURRENT LIABILITIES

  Accounts payable                                       3,102,024          3,969,922
  Other payables and accrued liabilities                 4,191,024          1,955,783
  Current portion of long term bank loans                   24,364             20,618
  Due to the parent company                                370,060            164,653
  Due to related companies                                 211,425            474,223
  Tax payable                                            2,503,466          2,721,331

                                                        10,402,363          9,306,530

NON-CURRENT LIABILITIES

  Long term bank loans                                     865,211            889,575
  Long term guaranteed notes                     12     16,313,550          8,141,669
  Provision for dismantlement                            3,089,448          2,646,800
  Deferred tax liabilities                               6,688,498          5,783,196

                                                        26,956,707          17,461,240

CAPITAL AND RESERVES

  Issued capital                                           876,586            876,978
  Reserves                                              55,840,875          45,859,554

                                                        56,717,461          46,736,532

TOTAL EQUITY AND LIABILITIES                            94,076,531          73,504,302


NOTES TO FINANCIAL STATEMENTS
31 December 2004
(All amounts expressed in Renminbi unless otherwise stated)

1.    CORPORATE INFORMATION

CNOOC Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 20 August 1999 to hold the interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors, the ultimate holding company is China National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

2.    PRINCIPAL ACCOUNTING POLICIES

The audited financial statements of the Group are prepared in conformity with generally accepted accounting principles in Hong Kong ("Hong Kong GAAP").

The principal accounting policies and basis of presentation used in the presentation of the annual audited financial statements for the year ended 31 December 2004 are the same as those used in the annual audited financial statements for the year ended 31 December 2003, except for the followings:

On 16 March 2004, the Company's shareholders approved a five-for-one stock split of the Company's shares (the "Stock Split"). The Stock Split was effected by dividing each of the Company's issued and unissued shares of HK$0.10 each into five shares of HK$0.02 each, and to increase the board lot size for trading on The Stock Exchange of Hong Kong Limited (the "HKSE") from 500 shares of HK$0.10 each to 1,000 subdivided shares of HK$0.02 each. The ratio of the Company's American Depository Receipts ("ADR") listed on the New York Stock Exchange, also changed such that each ADR now represents 100 subdivided common shares of HK$0.02 each, as opposed to 20 common shares of HK$0.10 each prior to the Stock Split. All references in the consolidated financial statements referring to share, share option and per share amounts of the share of the Company have been adjusted retroactively for the Stock Split.

In addition, the Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting period beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.The Group has already commenced an assessment of the impact of these new HKFRSs, but is not yet in a position to state when these new HKFRSs would have a significant impact on its results of operations and financial position.

3.    ACQUISITIONS

(i) In 2003, the Company acquired from British Petroleum ("BP") an equivalent of 12.5% interest in the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project") for approximately US$275 million (equivalent to approximately RMB 2,276,578,000) through the acquisition of certain interest in production sharing contracts ("PSCs") which was effective from 1 January 2003. The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG Project partners have signed a conditional 25-year Liquefied Natural Gas ("LNG") Supply Contract (the "LNG Supply Contract") to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG project in the PRC, beginning in 2008. The Company completed the Tangguh acquisition on 8 February 2003. CNOOC has an equity interest in the Fujian LNG project.

    In addition, a repurchase agreement (the "Repurchase Agreement") was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the above mentioned PSCs. The options are exercisable if:

    (1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract on or before 31 December 2004; or

    (2) the LNG Supply Contract is otherwise legally ineffective on or before 31 December 2004.

    The exercise price of the options is determined based on the original consideration paid plus adjustments stipulated in the Repurchase Agreement.

    The options lapsed on 31 December 2004. As such, although the consideration was paid in full in 2003 but the acquisition date for accounting purpose is 31 December 2004.

    During the year, the Company acquired from British Gas International Limited a 20.767% interest in the Muturi Production Sharing Contract ("Muturi PSC") for a consideration of US$105.1 million (equivalent to approximately RMB869,881,000), subject to a final price adjustment. The purchase increased the Company's interest in the Muturi PSC to 64.767% and its interest in the Tangguh LNG Project increased from 12.5% to 16.96%. The Company completed the acquisition on 13 May 2004. As at 31 December 2004, Tangguh LNG project was still in the development stage.

(ii) On 15 May 2003, the Company entered into an equity sale and purchase agreement and a Gas Production and Processing Agreement (the "Agreements") with the existing North West Shelf ("North West Shelf Project") partners to acquire an interest in the upstream production and reserves of the NWS Project. Under the Agreement, the Company will acquire an interest of approximately 5.3% in the NWS Project and a 25% interest in the China LNG Joint Venture, a new joint venture to be established within the NWS Project. According to the Agreement, the Company has the right to acquire more interest in the NWS Project should the final quantity of LNG committed under the LNG supply agreement to the facilities in Guangdong Province be increased. The total consideration of the acquisition is US$348 million, subject to certain conditions, including the LNG supply agreement to Guangdong becoming unconditional, have been fulfilled. In addition, the Company will be required to make an upfront tariff payment relating to certain LNG processing facilities amounting to US$180 million. CNOOC has an equity interest in the Guangdong LNG Project.

    On 23 December 2003, the Company signed a Deed of Amendment to the Agreement and a Deed of Amendment to the Gas Production and Processing Agreements (the "Deeds") and agreed to pay US$483,577,000 representing a deposit of the consideration and tariff payment, to the NWS project participants by 2 January 2004. The Company made the payment on 2 January 2004.

    On 18 December 2004, the Company paid the balance of the consideration payable and concurrently entered into a side letter for the fulfillment of a condition precedent to the purchase. As such, the consideration paid of approximately US$567 million (equivalent to approximately RMB4,693,809,000) including the payment of the tariff of US$180 million plus direct incremental costs relating to the acquisitions were included as a prepayment in property, plant and equipment as at 31 December 2004. As at 31 December 2004, NWS Project was still in the development stage.

(iii)Apart from the acquisitions above, during the year, the Company also acquired from VANCO Energy Company an 11.25% interest in a petroleum agreement in Ras Tafelney, Morocco for approximately US$7.75 million. The PSC was still in the exploration stage as of 31 December 2004.

(iv) In addition, the Company also entered into production sharing contracts with Golden Aaron Pte. Ltd. and China Global Construction Limited in Myanmar during the year. The PSCs were still in a pre-exploration stage as of 31 December 2004. The Company is the operator.

4.   PRODUCTION SHARING CONTRACTS

    PRC

    For production sharing contracts in the PRC, the foreign parties to the contracts ("foreign partners") are normally required to bear all exploration costs during the exploration period and such exploration costs can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

    After the initial exploration stage, the development and operating costs are funded by the Group and the foreign partners according to their respective participating interest.

    In general, the Group has the option to take an up to 51% participating interest in a production sharing contract and may exercise such option after the foreign partners have independently undertaken all the exploration risks and costs and made viable commercial discoveries.

    After the Group exercises its option to take a participating interest in a production sharing contract, the Group accounts for the oil and gas properties using the "proportional method" under which the Group recognises its share of development costs, revenues and expenses from such operations based on its participating interest in the production sharing contract. The Group does not account for either the exploration costs incurred by its foreign partners or the foreign partners' share of development costs and revenues and expenses from such operations.

    Part of the Group's annual gross production of oil and gas in the PRC is distributed to the PRC government as settlement of royalties which are payable pursuant to a sliding scale. The Group and the foreign partners also pay a production tax to the tax bureau at a pre-determined rate. In addition, there is a pre-agreed portion of oil and gas designated to recover all exploration costs, development costs, operating costs incurred and related interest according to the participating interests between the Group and the foreign partners. Any remaining oil after the foregoing priority allocations is first distributed to the PRC government as government share oil on a pre-determined ratio pursuant to a sliding scale, and then distributed to the Group and the foreign partners based on their respective participating interests. As the government share is not included in the Group's interest in the annual production, the net sales of the Group do not include the sales revenue of the government share oil.

    The foreign partners have the right either to take possession of their allocable remainder oil for sale in the international market, or to negotiate with the Group to sell their allocable remainder oil to the Group for resale in the PRC market.

    Overseas

    The Group and the other partners to the production sharing contracts in Indonesia are required to bear all exploration, development and operating costs according to their respective participating interests. Exploration, development and operating costs, which qualify for recovery can be recovered according to the production sharing formula after commercial discoveries are made and production begins.

    The Group's net interest in the production sharing contracts in Indonesia consists of its participating interest in the properties covered under the relevant production sharing contracts, less oil and gas distributed to the Indonesian government and the domestic market obligation.

5.    OIL AND GAS SALES


                                          2004               2003
                                       RMB'000            RMB'000

Gross sales                          39,955,702        30,556,967
Royalties                              (610,055)         (478,454)
PRC government share oil             (2,459,628)       (1,961,682)

                                     36,886,019        28,116,831


6.    MARKETING PROFIT

                                                2004            2003
                                             RMB'000         RMB'000

Marketing revenues                        18,191,353       12,398,661
Crude oil and product purchases          (17,963,461)     (12,295,238)

                                             227,892          103,423

7.    PROFIT BEFORE TAX

The Group's profit before tax is arrived at after (crediting)/charging:


                                                             2004           2003
                                                          RMB'000        RMB'000

Crediting:

Interest income on bank deposits                         (206,872)     (183,576)
Interest income on investments                             (1,654)      (28,752)
Dividend income on investments                            (93,040)      (46,140)
Realised (gains)/losses on investments                     (2,972)      (27,088)
Unrealised losses/(gains) on investments                   25,228       (21,503)

Short term investment income                              (72,438)     (123,483)

Charging:

Auditors' remuneration                                      6,750         5,790
Staff costs
- Wages, salaries and allowances*                         265,007       393,165
- Labour costs paid to contractors                        666,599       542,292

Depreciation, depletion and amortisation                5,410,413     4,643,364
Less: Oil-in tank adjustments                              44,649          (611)

                                                        5,455,062     4,642,753

                                                             2004           2003
                                                          RMB'000        RMB'000

Operating lease rentals

  - Office                                                 107,803       72,708
  - Equipment                                              494,264      190,581
Loss on disposal of property, plant and equipment              173           21
Repairs and maintenance                                  1,193,700      608,603
Research and development costs                             268,477      165,793

* including in wages, salaries and allowances, an amount of Rmb30,304,000 (2003: Rmb95,147,000) for pension scheme contributions and termination benefits.

8.    SELLING AND ADMINISTRATIVE EXPENSES

                                                              2004         2003
                                                           RMB'000      RMB'000

Salary and staff benefits                                  265,007      393,165
Utility and office expenses                                115,817       90,801
Travel and entertainment                                    75,675       74,218
Rentals and maintenance                                    128,579      107,310
Management fees                                            218,087      219,771
Selling expenses                                            36,015       30,686
Provision accrual/(reversal) for
inventory obsolescence                                      (2,710)       8,745
Other                                                      221,236      287,827

                                                         1,057,706    1,212,523

9.    INTEREST EXPENSE

                                                               2004        2003
                                                            RMB'000     RMB'000

Interest on bank loans which are:

  - Wholly repayable within five years                      80,829      81,539
  - Not wholly repayable within five years                       -           -
Interest on long term guaranteed notes                     485,812     391,005
Other borrowing costs                                          163      34,933

Total interest                                             566,804     507,477

Less: Amount capitalised in property,
plant and equipment                                       (244,686)   (245,783)

                                                           322,118     261,694

Other finance costs:

Increase in discounted amount of provisions arising        119,707      93,246
from the passage of time

                                                           441,825     354,940

The interest rates used for interest capitalization represented the cost of capital from raising the related borrowings and varied from 4.1% to 9.2% per annum for the year ended 31 December 2004.

10.   TAX

                                                                2004      2003
                                                             RMB'000   RMB'000

Overseas income taxes

  - Current                                                755,568     654,988
  - Deferred                                              (170,118)   (179,134)
PRC enterprise income tax
  - Current                                              6,411,417   3,623,157
  - Deferred                                               (66,041)    528,825

Total tax charge for the year                            6,930,826   4,627,836



11.   EARNINGS PER SHARE


                                                                       2004               2003

Earnings:

Net profit attributable to shareholders, used in
the basic and diluted earnings per share calculations     RMB16,185,778,000  RMB11,535,490,000

Number of shares (after stock split):
Weighted average number of ordinary shares for
the purpose of basic earnings per share before
effects of shares repurchased                                41,070,828,275     41,070,828,275

Effect of shares repurchased                                   (10,587,616)                  -

Weighted average number of ordinary shares for
the purpose of basic earnings per share                      41,060,240,659     41,070,828,275

Effect  of  dilutive  potential  ordinary  shares
under the share option scheme                                    66,720,503         39,510,820

Effect of dilutive  potential ordinary shares for
convertible bonds                                                52,552,274                  -

Weighted average number of ordinary shares for
the purpose of diluted earnings per share                    41,179,513,436     41,110,339,095

Earnings per share - Basic                                          RMB0.39            RMB0.28

                   - Diluted                                        RMB0.39            RMB0.28



12.   LONG TERM GUARANTEED NOTES

On 1 March 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on 24 January 2002 and a wholly-owned subsidiary of the Company, issued US$500 million of a principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

On 21 May 2003, CNOOC Finance (2003) Limited, a company incorporated in the British Virgin Islands on 2 April 2003 and a wholly-owned subsidiary of the Company, issued US$200 million of a principal amount of 4.125% guaranteed notes due in 2013 and US$300 million of a principal amount of 5.500% guaranteed notes due in 2033. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

On 15 December 2004, CNOOC Finance (2004) Limited, a company incorporated in the British Virgin Islands on 9 December 2004 and a wholly-owned subsidiary of the Company, issued US$1 billion zero coupon guaranteed convertible bonds due 2009, unconditionally and irrevocably guaranteed by, and convertible into shares of the Company. The bonds are converted at HK$6.075 per share, subject to adjustment for, among other things, subdivision or consolidation of shares, bond issues, right issues, capital distribution and other dilutive events. Unless previous redeemed, converted or purchased and cancelled, the bonds will be redeemed on the maturity date at 105.114% of the principal amount.

13.   SHARE CAPITAL


                                                                                       Issued
                                                            Number         Share        share
                                                         of shares       capital      capital
                                                                         HK$'000   Equivalent
                                                                                   of RMB'000


Shares (after Stock Split)
Authorised:
  Ordinary shares of HK$0.02 each
    As at 31 December 2003 and 2004                   75,000,000,000   1,500,000

Issued and fully paid:
  Ordinary shares of HK$0.02 each
    As at 1 January 2003 and 1 January 2004           41,070,828,275     821,417      876,978
  Repurchased and cancelled                              (18,453,000)       (369)        (392)

As at 31 December 2004                                41,052,375,275     821,048      876,586


MANAGEMENT DISCUSSION & ANALYSIS

Outlook

In 2004, international oil prices stayed high, whilst the Company's production and reserves increased steadily, with attractive revenue and promising results achieved. We expect that the Company will perform even better in 2005.

Despite the various unfavorable factors, the development of global economy remained vigorous in 2004. In 2005, there are still some worries over the development of the global economy. Although the growth of the global economy may slow down, its outlook is promising.

The Company's principal businesses are concentrated in the Asia Pacific region. In 2005, the speed of economic development in this region may slow down, but will remain sound. China, where most of the Company's assets are concentrated will still be one of the major drive forces in the development of the global economy. In 2005, China will be integrated with the global mainstream political and economic development in a more active manner in terms of both attitude and action. There will still be more room for the development of the economy of China. We believe that under the guidance of the State macro control policies, the economic growth in China will be more balanced.

In respect of the development trends of the oil price in 2005, analysts are holding different opinions, while the management is prudently optimistic to the trends. In 2005, since demands for international crude oil will continue to grow, there may exist new changes in the political and economic situation in the Mid East regions, in addition to the impact of speculations and unexpected incidents, international oil prices may remain high.

The management will continue to cope with various external unfavorable factors so as to mitigate any negative impact to the Company's development.

2005 is a key year for our production. Nine new projects will commence operation during the year. It will also be a year with the largest number of projects planning to commence operation in a single year in the Company's history.

In 2005, we will focus on the new sectors and the prospects of reserves in deep water areas. Emphasis will continue to be placed in the enhancement of production volume and reserves so as to maintain the competitiveness of the cost structure of the Company. Innovation in management will be promoted. Internal control system and mechanism will be established and upgraded to comply with regulatory requirements in the market. We will endeavour to attain efficiency and maximize return for our shareholders.

The management is confident in the prospects of continuous growth of the Company.

CONSOLIDATED NET PROFIT

Our consolidated net income after tax was RMB16,185.8 million (US$1,955.6 million) in 2004, an increase of RMB4,650.3 million (US$561.8 million), or 40.3% from RMB 11,535.5 million in 2003.

REVENUE

Income from our oil and gas sales for 2004 was RMB36,886.0 million (US$4,456.6 million), an increase of RMB8,769.2 million (US$1,059.5 million), or 31.2% from RMB 28,116.8 million in 2003. The increase was attributable to the high oil price, whilst growth in production also attributed to higher profits in the Company. The average realized price for our crude oil was US$35.41 per barrel in 2004, an increase of US$7.3, or 26.0% from US$28.11 per barrel in 2003. Sale of crude oil amounted to 116.3 million barrels, an increase of 5% over 2003. The average realised price for our natural gas was US$2.75 per thousand cubic feet in 2004, a decrease of 4%, due to the increased weighting of production of low-price gas fields. At the same time, sales volume of our natural gas increased by 26% from 2003, which effectively compensated the drop in the gas price. Sales income of our natural gas increased by RMB480.0 million.

In 2004, our net marketing profit, which were derived from marketing revenue less purchase cost of crude oil and oil products, were RMB227.9 million (US$27.5 million), an increase of RMB124.5 million (US$15.0 million), or 120.3%, from RMB103.4 million. Since we are one of the three companies that have the right to sell crude oil in China, we can purchase the oil from our foreign partners for sale in China at the request of our partners. However, our ability to sell oil in China depends on our foreign partners, and, therefore, we cannot control the amount of crude oil that we are able to sell for a specific period. Marketing revenue from the Company's wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., was RMB10,448.8 million (US$1,262.4 million), less purchase cost of crude oil and oil production, the net marketing profit was RMB71.3 million (US$8.6 million), or 36.1% increased from same period last year.

Our other income, reported on a net basis, was derived from our other income less corresponding costs. In 2004, our other net income was RMB98.8 million (US$11.9 million), an increase of RMB14.3 million (US$1.7 million) from RMB84.5 million in 2003.

EXPENSES

Operating expenses

Our operating expenses in 2004 were RMB5,070.3 million (US$612.6 million), an increase of RMB557.5 million (US$67.4 million), or 12.4% from RMB 4,512.8 million in 2003. The increase was mainly attributable to the commencement of production of 6 new oil and gas fields in China in the year, resulting in higher cost during the initial stage of production. Operating expenses in 2004 were RMB36.7 (US$4.43) per BOE, an increase of 4.2% from RMB 35.2 (US$4.25) per BOE in 2003. Operating expenses offshore China in 2004 were RMB29.9 (US$3.61) per BOE, an increase of 10.7% from 2003. The increase was mainly attributable to the higher service fees, especially in supply vessels, equipment lease, maintenance materials and fuel, resulting from higher international crude oil price. Operating expenses offshore Indonesia in 2004 were RMB88.7 (US$10.72) per BOE, an increase of 15.6% from 2003. The increase was attributable to the international crude oil price which maintain a high level, and the increase in operating expenses per barrel for our Indonesian oil fields due to lower production volume based on their profit sharing mode. Based on working interest production, operating expenses in offshore Indonesia in 2004 was RMB42.0 (US$5.08) per BOE, which was in line with the previous year.

Production taxes

Our production taxes for 2004 were RMB1,725.7 million (US$208.5 million), an increase of RMB487.1 million (US$58.9 million), or 39.3% from RMB 1,238.6 million in 2003. The increase was mainly due to the increase in oil and gas sales.

Exploration costs

Our exploration costs for 2004 were RMB1,316.2 million (US$159.0 million), an increase of RMB468.1 million (US$56.6 million), or 55.2% from RMB 848.1 million in 2003. The increase was mainly due to the significant increase in the exploration works in the year. In 2004, some successful exploration wells have been written-off since they won't be developed in the next one or two years after reviewing by company. The write-off amount was RMB155.8 million (US$18.8 million) during the year.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization were RMB5,455.1 (US$659.1 million) for 2004, an increase of RMB812.3 million (US$98.1 million), or 17.5% from RMB 4,642.8 million in 2003. Our average depreciation, depletion and amortization per barrel were RMB39.5 (US$4.77 ) per BOE, an increase of 9.2% from RMB 36.2 (US$4.37) per BOE in 2003. The increase was mainly due to higher amortization expenses of the new commencement oil fields, resulting in rising material prices. On the other hand, the reduction in the net production of the Indonesian oil fields was subject to the influence of oil prices, resulting in further increase in amortization expenses per barrel as well as average amortization expenses.

Dismantlement

Our dismantling costs for 2004 were RMB201.6 million (US$24.4 million), an increase of RMB34.3 million (US$4.1 million) from RMB 167.3 million in 2003. The increase was primarily due to the increased dismantling costs resulting from the commencement of production at new oil and gas fields. Our average dismantling costs were RMB1.5 (US$0.18) per BOE, a slight increase from RMB1.3 (US$0.16) per BOE in 2003.

Selling and administrative expenses

Our selling and administrative expenses for 2004 were RMB1,057.7 million (US$127.8 million), a decrease of RMB154.8 million (US$18.7 million), or 12.8% from RMB 1,212.5 million in 2003. Of which, the selling and administrative expenses of companies in China were RMB5.5 (US$0.66) per BOE, a decrease of 17.5% from the previous year. This was mainly attributable to some of the labor costs being directly charged into related projects, and the replacement of foreign employees by local staffs.

Net interest income/expenses

Our net interest expenses for 2004 was RMB235.0 million (US$28.4 million), an increase of 37.1% from the net interest expenses of RMB 171.4 million in 2003, which was mainly due to the interest expenses on our US$ 500 million bonds issued in 2003. An increase of RMB94.8 million (US$11.5 million) in interest expenses was caused by our long term guaranteed notes.

Exchange gains/losses, net

Our net exchange gain incurred in 2004 was RMB29.3 million (US$3.5 million), an increase of RMB36.0 million (US$4.3 million) from a net exchange loss of RMB 6.7 million in 2003. Compared with 2003, the position of exchange turnaround from loss to gain, where the exchange loss was set off by our foreign exchange swap business.

Short term investment income

Our short term investment income for 2004 was RMB72.4 million (US$8.7 million), a decrease of RMB51.1 million (US$6.2 million), or 41.4% from RMB
123.5 million in 2003. Subject to the influence from the market, we disposed some investment in corporate bonds and reinvest in market funds. Thus, the average return on short term investments for the year fell due to the structural change.

Share of profit of associates

In 2004, there were gain from our investments in Shanghai Petroleum and Natural Gas Company Limited and CNOOC Finance Corporation Limited. Of which, share of profit from Shanghai Petroleum and Natural Gas Company Limited was RMB297.8 million (US$36.0 million), an increase of 35.2% from 2003, which was mainly due to the increase in oil prices in 2004. Share of profit from CNOOC Finance Corporation Limited was RMB46.7 million (US$5.6 million) during the period.

Non-operating income/expenses, net

Our net non-operating income for 2004 was RMB519.2 million (US$62.7 million), and our net non-operating income for 2003 was RMB 315 million. The non-operating income in both two years were due to the tax refund from re-investment in China.

Income tax

Our income tax for the year 2004 was RMB6,930.8 million (US$837.4 million), an increase of RMB2,303.0 million (US$278.2 million), or 49.8% from RMB 4,627.8 million in 2003. The primary reason for the increase was the increase in profit before tax. In 2003, we received RMB 252.0 million tax rebate from using domestic equipments. The effective tax rate for 2004 was 30.3%, slightly higher than the effective rate of 28.6% in 2003.

Cash generated from operating activities

Net cash generated from operating activities in 2004 amounted to RMB22,327.9 million (US$2,697.6 million), an increase of RMB4,509.1 million (US$544.8 million), or 25.3% from RMB 17,818.7 million in 2003.

The increase in cash was mainly due to an increase in profit before tax of RMB6,953.3 million (US$840.1 million), an increase in depreciation, depletion and amortization expenses of RMB812.3 million (US$98.1 million), an increase in dismantling costs of RMB34.3 million (US$4.1 million), and an increase in write-off exploration wells and disposal of fixed assets of RMB116.1 million (US$14.0 million) in the year.

Increase of cash flow was partially offset by an increase of income tax of RMB3,887.5 million (US$469.7 million), an increase in our share of profits of associates of RMB124.2 million (US$15.0 million), an increase in net interest expenses of RMB63.6 million (US$7.7 million), an increase of net exchange gain of RMB36.0 million (US$4.4 million), the provision for inventory obsolescence of RMB11.5 million (US$1.4 million), and a decrease in short term investment income and others of RMB55.0 million (US$6.7 million).

In addition, operating cash flow was increased due to the decrease of working capital, mainly due to the decrease in current liabilities from operating activities of RMB332.1 million (US$40.1 million), and a simultaneous decrease in current assets from operating activities excluding cash and bank balances of RMB1,031.7 million (US$124.6 million).

Capital expenditures and investments

Net cash outflow from investing activities in 2004 was RMB24,607.2 million (US$2,973.0 million), an increase of RMB15,094.6 million (US$1,823.7 million) from RMB9,512.6 million in 2003.

In line with our use of successful efforts method of accounting, total capital expenditures and investments primarily include successful exploration and development expenditures and purchases of oil and gas properties. Total capital expenditures were RMB18,622.0 million (US$2,250.0 million) in 2004, an increase of RMB6,249.5 million (US$755.1 million), or 50.5%, from RMB12,372.5 million in 2003. Capital expenditures in 2004 mainly comprised RMB783.5 million (US$94.7 million) for capitalized exploration activities, RMB12,059.4 million (US$1,457.0 million) for development investments, and RMB5,779.1 million (US$698.2 million) for acquisition of oil and gas properties of Tangguh, NWS and other projects. Our development expenditures in 2004 related principally to the development of Bozhong 25-1, Bonan, Luda and Caofeidian oil and gas fields.

In addition, cash out flow was attributable to increase in time deposits with maturities over three months of RMB 6,280 million (US$758.7 million), and RMB
294.8 million (US$ 35.6 million) cash
inflow was generated from net disposal of short-term investment.

Financing activities

The net cash flow arising from financing activities in 2004 was inflow of RMB1,970.5 million (US$238.1 million). The issue of US$1 billion convertible bonds in December 2004 generated cash inflow of RMB8,154.1 million (US$985.2 million). Such cash inflow was partially set off by repayment of bank loans of RMB21.1 million (US$2.5 million), appropriation of dividend of RMB6,101.4 million (US$737.2 million), and a cash outflow of RMB61.2 million (US$7.4 million) resulted from the repurchase of shares by the Company in 2004.

Repayment arrangements of our total debts as at 31 December 2004 were as follows:

                        Debt maturities principal only
                               Original currency


                                                            Total        Total
                                                              RMB         US$
Due by 31 December            US$        JPY        RMB equivalent equivalent
                                    (in millions, except percentages)

2005                            -      271.5          -       24.3       2.9
2006-2008                   100.0      542.9          -      865.2     104.5
2009-2010                   983.1          -          -    8,156.4     985.5
2011 and beyond             981.1          -          -    8,157.2     985.6
Total                     2,064.2      814.4          -   17,203.1   2,078.5
Percentage   of  total
debt                        99.3%       0.7%          -     100.0%    100.0%

The gearing ratio of the Company was 23.3%. Gearing ratio is (Total
Debt)/(Total Debt + Equity).

Market risks

Our market risk exposures primarily consist of fluctuations in oil and gas prices, exchange rates and interest rates.

Oil and gas price risk

As our oil and gas prices are mainly determined by reference to the oil and gas prices in international markets, changes in international oil and gas prices have a large impact on us. International oil and gas prices are volatile, and this volatility has a significant effect on our net sales and net profits.

Currency risk

Substantially all of our oil and gas sales are denominated in Renminbi and US dollars. In the past decade, the PRC government's policy of maintaining a stable exchange rate and China's ample foreign reserves have contributed to the stability of the Renminbi. Recently, there has been wide speculation in the international market that the Chinese government will deregulate the Renminbi exchange rate. However, the Chinese government has not determined if or when the exchange rate will be deregulated. Currently, the Renminbi exchange rate remains stable.

In the event of the deregulation in Renminbi exchange rate in the future, we may be adversely affected. At present, we are seriously conducting investigation on this issue, and will actively seek a strategy for its resolution.

As of the end of 2004, the balance of our yen-denominated loans was only 0.81 billion yen. Since we have hedged our yen loans against foreign currency swaps, we do not expect any exchange risk relating to Japanese yen in the future.

Interest rate risk

As of the end of 2004, the interest rates for all the balance of our debts were fixed. The term of the weighted average balance was approximately 9 years, with very low weighted average interest rates. The weighted average interest rates of our debts, including the newly issued convertible bonds in 2004, was only 3.6%. Therefore, if interest rates of US dollars increase in future, our debt combination can effectively avoid the risk of such increase.

Significant investments and material acquisitions

(i) During the year, we acquired 20.767% interests from BG Group at Muturi contract district, at a consideration of US$105.1 million (equivalent to RMB869,881,000). The final price is subject to adjustment. The acquisition increased our interest in the Muturi contract district to 64.767%, and our interest in Tangguh natural gas project in Indonesia from 12.5% to 16.96%. We have completed the acquisition on 12 May 2004.

(ii) On 18 December 2004, we completed the acquisition of the Northwest Shelf Gas Project in Australia. Disclosure of such acquisition has been made on 15 May 2003. Pursuant to the contract, we acquired 25% interest of the China LNG Joint Venture, a newly established joint venture within the Northwest Shelf Gas Project in Australia. The Company also obtained certain production licenses, lease certificates in respect of the Northwest Shelf Gas Project and approximately 5.3% interest in the exploration licenses of Northwest Shelf Gas Project. At the same time, the Company will enjoy the right to participate in the explorations other than the proven reserves in future. The NWS Gas Project partners have signed a 25-year LNG agreement to provide LNG to the first LNG terminal in Guangdong, China, beginning in 2006.

(iii)During the year, the Company, through is wholly-owned subsidiary CNOOC Morocco Limited, entered into a farmout agreement with Vanco Energy Corporation, and acquired 11.25% interests in an petroleum agreement for Ras Tafelney at offshore Morocco.

(iv) In addition, the Company also entered into three production sharing contracts with Golden Aaron Pte. Ltd. and China Global Construction Limited in Myanmar during the year, with the company being the operator.

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS

The effects on net profit and equity of the above significant differences between Hong Kong GAAP and US GAAP are summarized below:

                                                             Net Profit

                                                           2004         2003
                                                        RMB'000      RMB'000

As reported under Hong Kong GAAP                     16,185,778   11,535,490

Impact of U.S GAAP adjustments:
  -  Reversal of additional depreciation,
     depletion and  amortisation charges arising
     from the revaluation surplus on land and
     buildings                                            9,156        9,156
  -  Equity  accounting  for the results of CNOOC
     Finance                                                  -       30,913
  -  Unrealised holding gains from
     available-for-sale  investments in
     marketable securities                               25,228      (21,503)
  -  Realised holding gains/(losses) from
     available-for-sale  marketable securities            2,972       27,088
  -  Recognition of stock compensation cost             (46,642)     (37,747)

Income  before  cumulative  effect  of  change in
accounting policy                                    16,176,492   11,543,397

Cumulative effect of change in accounting policy
for dismantlement liabilities                                 -      436,112

Net profit under US GAAP                             16,176,492   11,979,509

Net profit per share under US GAAP

-   Basic (after Stock Split)

    Before cumulative effect of change in
    accounting policy for dismantlement
    liabilities                                         RMB0.39      RMB0.28
    Cumulative effect of change in accounting
    policy for dismantlement liabilities                      -      RMB0.01
                                                        RMB0.39      RMB0.29

-   Diluted (after Stock Split)

    Before cumulative effect of change in
    accounting policy for dismantlement
    liabilities                                         RMB0.39      RMB0.28
    Cumulative effect of change in accounting
    policy for dismantlement liabilities                      -      RMB0.01
                                                        RMB0.39     RMB 0.29

                                                             Net equity

                                                           2004         2003
                                                        RMB'000      RMB'000

As reported under Hong Kong GAAP                     56,717,461   46,736,532
Impact of US GAAP adjustments:
  -  Reversal of revaluation  surplus on land and
     buildings                                         (274,671)    (274,671)
  -  Reversal    of    additional     accumulated
     depreciation,   depletion  and  amortisation
     arising  from  the  revaluation  surplus  on
     land and buildings                                  44,207       35,051
  -  Equity  accounting  for the results of CNOOC
     Finance                                                  -       41,576
  -  Dividend  distribution made by CNOOC Finance
     to  CNOOC                                                -      (41,576)
Net equity under US GAAP                             56,486,997   46,496,912



Apart from the derivative components with a total credit balance of approximately RMB450 million that are required to be bifurcated from the convertible debt, there are no significant GAAP differences that affect classification within the balance sheet or income statement but do not affect net income or shareholders' equity.

(i) Revaluation of land and buildings

The Group revalued certain land and buildings on 31 August 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation for the year ended 31 December 2004 was approximately RMB9,156,000 (2003:
RMB9,156,000). Under US GAAP, property, plant and equipment are required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation are recognised under US GAAP.

(ii) Short term investments

According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in the current period's earnings. According to US GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No.115. Under US GAAP, related unrealised gains and losses on available-for-sale securities are excluded from the current period's earnings and included in other comprehensive income.

(iii) Impairment of long-lived assets

Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

Under US GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No.144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.

SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to the write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. Under US GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

For the year ended 31 December 2004, there were no impairment losses recognised under Hong Kong GAAP and US GAAP.

(iv) Stock compensation schemes

As at December 31, 2004, the Company had three stock option schemes. The Company accounted for those plans under the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", as amended by FASB statement No. 148, for stock-based employee compensation. Compensation costs recognised for the stock option schemes amounted to RMB46,642,000 (2003: RMB37,747,000) for the year ended 31 December 2004.

The weighted average fair value of the options at the grant dates for award under the schemes was HK$0.84 per share which was estimated using the Black-Scholes model with the following assumptions: dividend yield of 2%; and expected life of five years; expected volatility of 44%; and risk-free interest rates of 5.25%. The weighted average exercise price of the stock options was HK$2.06 per share.

(v)   Accounting for CNOOC Finance

Under HK GAAP, the Company adopted the purchase method to account for the acquisition of 31.8% equity interest in CNOOC Finance in December 2003. Under the purchase method, the acquired results are included in the consolidated results of operations of the Company from the date of the acquisition.

As the Company and CNOOC Finance are under common control of CNOOC, under US GAAP, the acquisition is considered to be a transfer of businesses under common control and the acquired assets and liabilities are accounted at historical cost in a manner similar to the pooling of interests method. Accordingly, the consolidated financial statements for all periods presented have been retroactively restated as if the current structure and operations had been in existence since inception. The cash consideration paid by the Company is treated as an equity transaction in the year of the acquisition for US GAAP purpose.

(vi) Accounting for convertible debt

Under HK GAAP, prior to December 31, 2004, there were no requirements to segregate the equity and derivative components of convertible debt. As such, convertible debt was stated at amortised cost.

Under US GAAP, the derivative components will need to be bifurcated from the debt components if it contains a compound derivative or fails to fulfill certain criteria for not bifurcating. The derivative components are marked to market at each balance sheet date and the differences will be charged/credited to income. The debt components are stated at amortised cost.

Employees

We had 2,524 employees as at 31 December 2004.

We have adopted 3 Share Option Schemes for our senior management officers of the Company since 4 February 2001.

In 2004, in line with our development, we have set up and implemented a corresponding human resources strategy, to provide strong support of human resources so as to cope with the internationalisation development and demands of international competition.

We further implemented a highly effective performance evaluating system, emphasizing on the integration of the individual's development targets and the Company's operating objectives. We are now setting up a performance evaluating systems for our branches, at the same time. Actively promoting the implementation of a performance evaluating system for individuals.

Based on the reform in the previous year, we further implemented the reforms in accordance with new situation and requirements of our developments, and upgraded the salary system and incentive mechanism.

In 2004, the Company continuously promote the effective training programme.

Through the promotion of the individual development schemes and systems, we managed to organize and implement various specialised and comprehensive management training courses. During the year, a total of 641 training courses were conducted within the Company, which was attended by more than 8,816 participants, and per capita training hours was 42,506.

Charges on Assets

The Group had no charge on assets as at 31 December 2004.

Contingent Liabilities

The Group had no contingent liabilities as at 31 December 2004.

DIVIDENDS

The Board of Directors recommends the payment of a final dividend of HK$0.03 per share and a special final dividend of HK$0.05 per share for the year ended 31 December 2004 to shareholders whose names appear on the Register of Members of the Company on 25 May 2005. Together with the interim dividend of HK$0.03 per share and the special interim dividend of HK$0.05 per share, give a


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total of HK$0.16 per share for the year. The proposed dividends are expected to be paid on 7 June 2005 following the approval at the annual general meeting of the Company on 25 May 2005.

AUDIT COMMITTEE

The audit committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The audit committee of the Board of Directors of the Company has reviewed the annual results of the Company for the year ended 31 December 2004.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the twelve months ended 31 December 2004, the Company purchased listed securities of the Company on the Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") as follows:

                                                                      Aggregate
                                                                  price paid by
                                                    Aggregate       the Company
                                                    number of           for the
                                                       shares          purchase
Date of purchase                                    purchased             (HK$)

18 May 2004                                         5,427,000     15,529,360.50
24 May 2004                                         3,450,000     10,682,580.00
17 June 2004                                        7,140,000     23,328,522.00
21 June 2004                                          876,000      2,744,420.40
2 July 2004                                           500,000      1,637,500.00
8 July 2004                                         1,060,000      3,485,492.50

All the shares purchased by the Company have been cancelled.

Save as described above, there was no other purchase, sale or redemption by the Company, or any of its subsidiaries of the Company's listed securities during the twelve months ended 31 December, 2004.

ADJUSTMENTS TO CONVERSION PRICE OF CONVERTIBLE BONDS

The Company issued convertible bonds (the "Convertible Bonds") in the principal amount of US$1,000,000,000 in December 2004. In accordance with the terms and conditions of the Convertible Bonds, the payment of the proposed final dividend may result in an adjustment to the conversion price of the Convertible Bonds. The exact amount of the adjustment, if any, can only be determined after the record date for the proposed final dividend. A separate announcement will be made as and when appropriate.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 18 May 2005 to 25 May 2005 (both dates inclusive). In order to qualify for the dividends, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 17 May 2005.


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FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results or operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report in Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and the Company's other filings with the SEC.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out by the Hong Kong Stock Exchange in Appendix 14 to the Listing Rules throughout the year ended 31 December 2004, except that the Non-executive Directors were not appointed for a specific term, but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited then in force prior to 31 March 2004 which remain applicable to results announcement in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, will be published on the website of the Stock Exchange in due course.

Please also refer to the published version of this announcement in South China Morning Post, Wen Wei Po and Hong Kong Economic Times dated March 30 2005.

As at the date of this announcement, the Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Jiang Longsheng
Zhou Shouwei

Independent non-executive Directors:
Chiu Sung Hong
Dr. Kenneth S. Courtis
Dr. Erwin Schurtenberger
Evert Henkes


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




                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited

                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                               Name:   Cao Yunshi
                                               Title:  Company Secretary

Dated: March 30, 2005